UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16

or 15d-16 Under the Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-42005

ZOOZ Power Ltd.

(Translation of registrant’s name into English)

4B Hamelacha St.

Lod 7152008

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CLOSING OF PRIVATE PLACEMENT

On July 29, 2025, ZOOZ Power Ltd., a company incorporated under the laws of the State of Israel (the “Company”), announced a private placement transaction of its ordinary shares, pre-funded warrants to purchase ordinary shares and accompanying warrants to purchase ordinary shares.

A summary of such transaction was provided on a report on Form 6-K filed with the Securities and Exchange Commission on July 29, 2025. The descriptions of the Pre-Funded Warrant, Ordinary Warrant, Sponsor Warrant, Sponsor Pre-Funded Warrant, Initial Securities Purchase Agreement, Subsequent Securities Purchase Agreement, Ordinary Share and Pre-Funded Warrant Share Initial Registration Rights Agreement, Ordinary Warrant Share Initial Registration Rights Agreement, Subsequent Registration Rights Agreement, Sponsor Support Agreement and Sponsor Rights Agreement in such Form 6-K are qualified in their entirety by reference to the agreements which are filed as Exhibits 4.1, 4.2, 4.3, 4.4, 10.1, 10.2, 10.3, 10.4, 10.5, 10.6 and 10.7, respectively, to this report on Form 6-K and are incorporated by reference herein.

This report on Form 6-K, including Exhibits 4.1-4.4 and 10.1-10.7 hereto are hereby incorporated by reference into the Company’s Registration Statement on Form S-8, File No. 333-280741, and into the Company’s Registration Statements on Form F-3, File Nos. 333-288280 and 333-288916.

Exhibit Index

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant.
4.2	Form of Ordinary Warrant.
4.3	Form of Sponsor Warrant.
4.4	Form of Sponsor Pre-Funded Warrant.
10.1	Initial Securities Purchase Agreement.
10.2	Subsequent Securities Purchase Agreement.
10.3	Ordinary Share and Pre-Funded Warrant Share Initial Registration Rights Agreement.
10.4	Ordinary Warrant Share Initial Registration Rights Agreement.
10.5	Subsequent Registration Rights Agreement.
10.6	Sponsor Support Agreement.
10.7	Sponsor Rights Agreement.
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZOOZ Power Ltd.

Dated: August 8, 2025	By:	/s/ Avi Cohen
	Name:	Avi Cohen
	Title:	Executive Chairman of the Board